VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 25, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Funds Trust (formerly, ING Funds Trust)

SEC File Nos.  333-59745; 811-08895

Voya Separate Portfolios Trust (formerly, ING Separate Portfolios Trust)

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

This letter responds to comments provided to Jay Stamper on or about July 17, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”) for Post-Effective Amendment Nos. 79 and 41 (“Amendments”) to the Registration Statements of Voya Funds Trust and Voya Separate Portfolios Trust, respectively, (each a “Registrant” and collectively the “Registrants”), filed on or about May 30, 2014 on Form N-1A for the Registrants. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

GENERAL COMMENTS

1.                                      Comment:                                     The Staff requested that the Registrants amend the tables entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:                                        The Registrants appreciate the Staff’s comment, but the Registrants believe that, due to the fact that a contingent deferred sales charge (“CDSC”) for Class A shares is levied in limited circumstances, the current presentation accompanied with a footnote with respect to a potential CDSC most accurately captures a shareholder’s potential Class A sales charge while still being prominent for the shareholder.

2.                                      Comment:                                     The Staff requested that the Registrants confirm that the expenses associated with investments in other investment companies and ETFs are reflected in the line item for “Acquired Fund Fees and Expenses” or were considered in determining that the line item was not required in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

Response:                                        The Registrants confirm that the line item “Acquired Fund Fees and Expenses” has been included for those funds whose investment in other investment companies and ETFs exceeded 0.01% of average net assets of a fund in accordance with Instruction 3(f)(i) to Item 3 of Form N-1A.

3.                                      Comment:                                     The Staff requested that the Registrants consider condensing or shortening the footnotes following the Waivers and Reimbursements and eliminate the additional language regarding the Board’s renewal policy.

Response:                                        The Registrants will revise the footnote disclosures so that the disclosures are more clear.

4.                                      Comment:                                     The Staff requested that with respect to any Fund with a portfolio turnover rate of more than 100%, that the Registrants please consider adding disclosure in the strategy and risks consistent with a high portfolio turnover rate.

Response:                                        The Registrants appreciate the Staff’s comment, but the Registrants submit that the language included in the first paragraph of the subsection entitled “Portfolio Turnover” does explain “portfolio turnover” as well as the impact or risks of a high portfolio turnover rate.  However, the Registrants will consider revising in future filings.

5.                                      Comment:                                     The Staff noted that the “Principal Investment Strategies” sections state that the Funds’ Sub-Adviser may sell securities for a variety of reasons and that the Funds may also lend portfolio securities. The Staff requests that the registrant confirm that these are principal investment strategies and requests the Registrant revise the disclosure to state only investment strategies in which the Funds invest principally.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants confirm that these disclosures relate to the Funds’ principal investment strategies.

6.                                  Comment:                                     The Staff noted that under the heading of “Additional Information about Principal Investment Strategies” under the “More Information about the Fund” section states that for a complete description of the Fund’s principal investment strategies, please see the Fund’s summary prospectus or the summary section of this Prospectus. The Staff requests that the Registrant revise this statement.

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants believe that the disclosure is appropriate.

7.                                      Comment:                                     The Staff requested that the Registrants confirm that the Item 9 disclosure in the sections entitled “More Information about the Funds” does not simply repeat the Item 4 disclosure as some of the risks included in this section seem shorter than those that appear in Item 4.

Response:                                        The Registrants confirm that many of the risks in this section are expanded upon to include further information.

8.                                      Comment:                                     In the section under “Management of the Funds,” the Staff requested that the Registrants consider identifying the sub-adviser in the header entitled “The Sub-Adviser and Portfolio Managers.”

Response:                                        The Registrants appreciate the Staff’s comment but the Registrants submit that this disclosure is meant to be an informational statement describing the Registrants’ “Manager-of-Managers” structure and defining the sub-adviser(s) in this section is not necessary.

9.                                      Comment:                                     With respect to the discussion of the portfolio managers in the section entitled “Management of the Fund,” the Staff requested that the Registrants confirm whether the Funds are managed jointly by the portfolio managers listed or whether one of the portfolio managers is the lead portfolio manager and to revise the disclosure accordingly.

Response:                                        The Registrants confirm that the portfolio managers jointly manage the Funds and the Registrants have revised the disclosure.

10.                               Comment:                                     The Staff noted that in the section entitled “More Information About the Fund” under “Additional Risks,” Duration is listed as a risk, but not a principal risk; the Staff further notes if Duration is not a principal risk that a shortened discussion with regard to Duration would be more appropriate for the disclosures in Item 4 with the more lengthy discussion appended to Item 9 and requests the Registrant revise the disclosure to be consistent with recent guidance issued. In addition, with respect to the example of the impact of duration on interest rate risk included in the disclosure in Item 4, the Staff requested that the Registrant revise the example disclosure to include the highest number of years disclosed for each fund.

Response:                                        The Registrants appreciate the Staff’s comment but believe the current disclosure that discusses the concept of duration is appropriate to include in Item 4. In addition, the Registrants believe the example is more instructive when showing a time frame within the stated duration range rather than the highest end of the range and therefore the Registrants believe the current disclosure is appropriate.

11.                               Comment:                                     With respect to the portfolio managers’ biographies, the Staff requested that the Registrant consider giving more specific information in regard to their experience over the past five years.

Response:                                        The Registrants appreciates the Staff’s comment but the Registrants submit that the biographies included in the prospectuses provide the information requested and required by Item 10(a)(2).

VOYA FLOATING RATE FUND

11.                               Comment:                                     The Staff noted that the second paragraph of the Fund’s principal investment strategies states that while the Fund “normally” invests substantially in floating rate loans, the Fund “generally” invests in below investment-grade floating rate loans.  The Staff requested that the Registrant revise the disclosure to be more precise with respect to the extent that the Fund invests in below investment-grade floating rate loans.

Response:                                        The Registrant has revised the disclosure to more clearly convey that the floating rate loans in which the Fund invests are generally below investment-grade.

12.                               Comment:                                     The Staff noted that the Fund’s principal investment strategies states that the Fund may invest in derivatives as a substitute for a position in an underlying asset and requested that the Registrant confirm if the Fund uses derivatives towards the 80% names test under Rule 35d-1 and if so requested that the Registrant disclose how the derivatives will be valued for (notional or market, etc.).

Response:                                        The Registrant confirms that although subject to Rule 35d-1, the Fund does not use derivatives as part of its 80% names test under Rule 35d-1.

13.                               Comment:                                     The Staff noted that the Fund’s principal investment strategies state that the Fund may invest up to 20% of its assets in equity securities and lists the terms under which it may invest in those securities in romanettes; the Staff requests the Registrant consider revising those terms of the equity ownerships.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes the disclosure is appropriate and clearly conveys the terms under which the Fund would hold equity securities.

14.                               Comment:                                     The Staff noted that some of the Fund’s principal risks are quite lengthy and as an example, the risk entitled “Credit for Floating Rate Loan Funds” discusses the ratings of debt securities in which the Fund may invest.  The Staff requests that the Registrant consider shortening some of these principal risks and for example moving the ratings disclosure in the above referenced risk to Item 9 to be consistent with recent guidance provided by the Staff.

Response:                                        The Registrant appreciates the Staff’s comment but given the type of investments this Fund holds, the risk disclosure as written is appropriate and that it is appropriate for this disclosure to appear in Item 4.

15.                               Comment:                                     The Staff requested the Registrant provide more risk disclosure with respect to high-yield securities.

Response:                                        The Registrant appreciates the Staff’s comment but the “High Yield Securities” risk included in Item 4 for this Fund is the “summary” version for all of its funds.  There is additional risk disclosure with respect to high-yield securities included in Item 9.

VOYA GNMA INCOME FUND

16.                               Comment:                                     The Staff noted that the disclosure to provide shareholders 60 days’ prior written notice about a change in strategy within the “Principal Investment Strategies” sections of the Funds is placed prior to the definitions of the securities in which a Fund invests. The Staff requests that the Registrant revise the disclosure to include a new paragraph break after the notice to enhance shareholder comprehension.

Response:                                        The Registrant will revise the paragraph such that the definition of the types of securities is more prominent.

VOYA INTERMEDIATE BOND FUND

17.                               Comment:                                     The Staff noted that the second paragraph of the Fund’s “Principal Investment Strategies” discusses the dollar-weighted average duration rather than the dollar-weighted maturity of the fund’s portfolio. The Staff requested that the registrant confirm that duration is appropriate. If duration is appropriate, the Staff requested that the Registrant consider revising or shortening the discussion with respect to duration and perhaps moving some of the language, such as the duration example, to the risk entitled “Interest Rate.”

Response:                                        The reference to “duration” is correct.  Pursuant to guidance provided by the Staff in the Frequently Asked Questions about Rule 35d-1, the Fund’s name does not include the word “term” and disclosure relating to the dollar-weighted average maturity of the portfolio is not necessary.  Thus, the Registrant believes the current use of the term “duration” in the disclosure is proper.  In addition, the Registrant believes the disclosure with respect to the duration example is appropriate to leave with the overall discussion with respect to the concept of duration.

VOYA SHORT TERM BOND FUND

18.                               Comment:                                     The Staff noted that a Market Capitalization risk was added to the risk disclosure for the Fund.  Please state the corresponding disclosure to which this risk corresponds or remove the risk if it does not correspond to disclosure.

Response:                                        The Registrant will remove the Market Capitalization risk.

VOYA INVESTMENT GRADE CREDIT FUND

19.                               Comment:                                     The Staff noted that the Fund’s principal investment strategies state that the Fund may concentrate its investments, under certain circumstances, in any one industry or group of industries and the disclosure immediately following discusses the Fund’s benchmark, although the Fund does not track the benchmark as part of its objective.  The Staff requests that the Registrant confirm if this is a principal investment strategy or fundamental policy with respect to tracking, and if the concentration policy and risk disclosure is appropriate.

Response:                                        The Registrant confirms that the Fund may at times concentrate its investments according to those circumstances outlined in the Fund’s principal investment strategies.  While the Fund is not an index fund and does not specifically track its benchmark index, the Fund’s benchmark, the Barclays U.S. Corporate Index, may be considered to concentrate in the banking industry currently and, potentially, could be considered to concentrate in other industries or groups of industries in the future. If the Fund is not permitted to concentrate to the same extent that its benchmark concentrates, the Fund may be structurally underweight in that industry which may lead to substantial dispersion from the benchmark’s performance and therefore the Registrant believes the disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION

20.                               Comment:                                     The Staff noted that within the section entitled “Supplemental Description of the Funds’ Investments and Risks,” the sub-heading entitled “Concentration” states that each Fund has a fundamental policy against concentration but also notes that at least one Fund does include a concentration policy.  The Staff requests the Registrant revise this statement accordingly for those Funds that have a concentration policy.

Response:                                        The Registrant will revise the disclosure as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

cc:                                Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

July 25, 2014

VIA EDGAR

Ms. Amy Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Funds Trust (formerly, ING Funds Trust)

SEC File Nos.  333-59745; 811-08895

ING Separate Portfolios Trust (formerly, ING Separate Portfolios Trust)

SEC File Nos.  333-141111; 811-22025

Dear Ms. Miller:

ING Funds Trust and ING Separate Portfolios Trust (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in these filings.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP